

October 19, 2017

Via E-mail
Mr. Roger Smith
Chief Financial Officer
Ur-Energy Inc.
10758 West Centennial Road, Suite 200
Littleton, Colorado 80127

> **Re:** **Ur-Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 001-33905**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016
Lost Creek Property - Resource Summary, page 15

1. We note your resource estimates have not been updated since September 30 2015, despite captured production from your well fields of 749,721 pounds of uranium since September 30, 2015 through December 31, 2016. Please disclose your estimated resources accounting for production as of your fiscal year end.

2. The cutoff grade is a critical component used to evaluate the potential of your mineral properties. Please disclose the basis for the cutoff grades used to delineate your resources from mineralization.

Preliminary Economic Assessment for Shirley Basin Uranium Project, page 21

3.   We note you do not disclose your inferred resources for the Shirley Basin project and that these resources are available in your technical report. Please disclose these tonnage and grade estimates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ken Schuler at (202) 551-3718 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining